Exhibit 99.2
ResultsPresentation Fiscal 2012 Half Year Daniel W. DienstGroup Chief Executive Officer Robert C. LarryGroup Chief Financial Officer

Disclaimer This presentation may contain forward looking statements, including statements about Sims Metal Management’s condition, results of operations, earnings outlook and prospects. Forward looking statements are typically identified by such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words expressions. These forward looking statements involve certain risks and uncertainties. Our ability to predict results or the actual our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to materially from these forward looking statements include those discussed and identified in filings we make with the Securities Exchange and the United States Securities and Exchange Commission(SEC), including the risk factors theCompany’sAnnualReportonForm20F,whichwefiledwiththeSECon14October2011. Because these forward looking statements are subject to assumptions and uncertainties, actual results may differ from those expressed or implied by these forward looking statements. You are cautioned not to place undue reliance on statements,whichspeakonlyasofthedateofthisrelease. All subsequent writtenand oral forward looking statements concerning the matters addressed in this release and us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to these forward looking statements to reflect events or circumstances after the date of this release. Please visit our (www. simsmm. com)formoreinformationontheCompanyandrecentdevelopments. Pleasenotethatallreferencesto$ordollarshereinarereferencestoAustraliandollars,unlessotherwiseindicat ed.

Key Points for Half Year Ended 31 December 2011 Daniel Group W. Chief Dienst Executive Officer

Group Safety Frequency Rates Safety remains a 30 25 20 15 LTI FR MTI FR Frequency 10 Where 5 Gets 0 2008 2009 2010 2011 YTD 2012 Revolutionary changes remains on our journey

Underlying Results in • Sales Revenue ofvs$3.4 96 billion in • Underlying EBITDAvs$138 of $141 million in increase • Underlying EBIT of vs$71$77 million in in • Underlying NPAT of vs$43$46 million in in • Intake tonnes of vs 6.7.63 million in in HY HY • Shipment tonnes of vs 6.7.5 2 million in in

Statutory Results in • Sales revenue of $4.6 billion • EBITDA of $69 million • EBIT of ($553 million) • Net Loss After Tax of ($557 • Diluted EPS of (270.0 cents) • Dividend of 10 cents per share profit after -cash tax goodwill before non • Non-cash impairment of goodwill in • Net debt of $324 million as of

From Challenges to Across all Businesses • Group Level Execute on external growth opportunitiesand new markets. Invest in the efficiencies of our Be the recycling industry leader Nurture, invest, attract and retain remain our best piece of technology. Stand amongst the safest and most world.

North American Metals (NAM)

- After years of robust growth and acquisitions, NAM has faced an evolving set of challenges since the GFC in 2008-2009.
  - **Immediate GFC Effect:** LOW ARISINGS + HIGH COST BASE = NEGATIVE RETURN MODEL
  - **Post-GFC Effect:** CONTINUED LOW ARISINGS + IMPROVED COST BASE = BREAKEVEN RETURNS
  - **Lingering GFC Effect:** MODESTLY IMPROVED ARISINGS + IMPROVED COST BASE = POSITIVE BUT UNACCEPTABLE RETURN CHARACTERISTICS
  - **Modestly Improved Operating Climate:** MODESTLY IMPROVED ARISINGS + FURTHER COST BASE IMPROVEMENTS = MORE ACCEPTABLE RETURN CHARACTERISTICS WITH LEVERAGE TO A MORE MEANINGFUL U.S. MACRO RECOVERY

8

North American Metals • Current Action Plan Flatten management structure Targeted decentralization, resultingmicroregion’ decision making with strict P&L Rigorous use of analytics to granular level. Protect NAM facilities from investment and targeted expansion. Deeper dive into the scrap greenfield development. GET • This approach will (and has already operating costs lower, increasing that (1) will have markedly improved AND (2) preserves the enormous in the U. S. economy.

Sims Recycling • SRS operates in markets extremely globally,ranging diverse from electronic recycling markets. SRS has developed a proven system market entry and technology markets. • Current Action Plan Continue the development and techniques as these European-recycling factors space. define Increasing importance of B2B, refurbishment and resale, i.e. Continue to export technologies America and APAC. Growth in all regions will immediate and sustainable Expand global footprint by facilities. • Management has developed a consistent regulations and market evolution.

Australasia

- SimsMM is committed to continued investment in this 'best of breed', high returning asset base.
  - Management has developed a business strategy built, in part, on synergies with other business lines and regions.

- Current Action Plan
  - Improve recovery yields at shredders based on technology tested and perfected at NAM and UK Metals facilities, but tailored and defined to meet local needs.
  - Integrating e-scrap collection into existing network of yards will capture incremental, high margin first phase arisings.
  - Entry into regions in Australia without highly developed collection networks.
  - Continued growth in Australasia via acquisition and organic expansion.
  - Continued strategic assessment of 'non-core' assets, e.g. the recent ACCC approved sale of ARA Sydney – resulting in circa $40 million in proceeds which can post-closing be reinvested into businesses that are more central to SimsMM's portfolio of services.

11

New Markets—Go to the Scrap • SimsMM continues to evaluate markets and post-consumer recyclables. Efforts have been heavily Kong (a SAR). The PRC, together with its SAR’s, consumed and produced in the world. SimsMM has been exploring various In January 2012, SimsMM initiated significant minority holding -Tiande of GroupCTG) . Additionally, SimsMM is alert to with high per capita electronics SimsMM’sglobal non ferrous and ferrous-recycling -how’, processing and high ‘know acceptance in these markets.

CTG Investment SimsMM’sPRCStrategy The investment in(CTG) provides the The proverbial ‘Win...Win’. Upside exposure in a young, which shares SimsMM’s corevalues The ability to help shape CTG by as the PRC transitions to a more An immense learning opportunity industry, which will give us a PRC investments and can add the Opportunities for investment in stake. Synergistic opportunities intersect across CTG and all of SimsMM’s business lines and geographies. Entry into the PRC is a logical and crucial development for SimsMM to maintain its position as the global recycling leader.

Group Financial Performance Robert Group C. Chief Larry Financial Officer

Group Financial HY 2012 HY 2011 Change (%) Sales Revenue ($m) 4,583.9 3,950.9 16.0 EBITDA ($m) 68.5 148.9 (54.0) Underlying EBITDA ($m)* 141.1 137.9 2.3 Goodwill Impairment ($m) 614.3 — - Depreciation ($m) 51.4 51.7 (0.6) Amortisation ($m) 12.9 14.8 (12.8) EBIT ($m) (552.6) 82.3 (771.4) Underlying EBIT ($m)* 76.8 71.3 7.7 NPAT ($m) (556.5) 49.3 (1,228.8) Underlying NPAT ($m)* 45.5 42.5 7.1 EPS (cents) — diluted (270.0) 24.0 (1,225.0) Underlying EPS (cents) — diluted* 21.9 20.7 5.8 Net Cash Inflow from Operating Activities ($m) 17.0 74.0 (77.0) Capital Expenditures ($m) 68.6 79.6 (13.8) Net Debt ($m) 324.0 37.1 773.3 Net Debt/(Net Debt + Equity) (%) 11.9 1.3 — Sales Tonnes (‘000) (exc. associates) 7,150.8 6,530.0 9.5 Interim Dividend (0% and 42% franked) (cents per share) 10.0 12.0 (16.7) *Underlying EBITDA, EBIT, NPAT and EPS are adjustments,final settlementa of receivable business -down and write arrangement, a reversal

Group Balance Sheet As ofAs 31 of 30 June $m Change Change ($) December 2011 Current Assets 1,668. 71,766. 5 (97. 8) (5. 5) Non-current Assets 1,955. 92,413. (457. 3 4) (19. Total Assets 3,624. 64,179. (555. 8 2) (13. Current Liabilities 637. 9 823. 3 (185. (22. 4) 5) Non-current Borrowings 445. 2 291. 2 154. 0 52. 9 Other -current Non Liabilities 148. 7 144. 8 3. 9 2. 7 Total Liabilities 1,231. 8 1,259. 3 (27. 5) (2. 2) Net Assets 2,392. 82,920. (527. 7) (18. Net Debt/(Net Debt +Equity) 11. (%) 9% 4.1% — -

Non-Cash Goodwill The Company recorded against HY 2012-tax) non-cash charge -down due in to the a write carrying and joint ventures made and accounted

Regional Operating Statistics and Financial Results Robert Group C. Chief Larry Financial Officer

Sales Revenue Change $m HY 2012 HY 2011 (%) Australasia 639.2 679.4 (5.9) North America 3,044.1 2,575.4 18.2 Europe 900.6 696.1 29.4 Total $4,583.9 $3,950.9 16.0

Sales $m HY 2012 HY 2011 Change (%) Ferrous Trading $2,194.8 $1,911.4 14.8 *Ferrous brokerage associatedwithSA Non Ferrous Shred Recovery 191.7 178.6 7.3 $505.0 million$311.4 Ferrous Brokerage* 797.0 573.0 39.1 2012 and HY Non Ferrous Trading 820.8 775.2 5.9 Non Ferrous Brokerage 20.1 21.6 (6.9) Manufacturing/JV’s 62.6 100.1 (37.5) Recycling Solutions 496.9 391.0 27.1 Total $4,583.9 $3,950.9 16.0

Change Atypical items in HY2012 HY 2012 HY 2011 $m (%) other than goodwill North Australasia 41.8 25.2 65.9 impairment: ($m) Australasia America Europe Inventory Adjustments 1.7 6.0 — North America (1.5) 35.7 (104.2) Receivable write down — 4.4 — Europe 34.5 37.9 (9.0) Final settlement of a EBIT by Region* $74.8 $98.8 (24.9) — 6.0 — business arrangement Unallocated Group Corporate Costs** (0.2) (1.7) 88.2 Prior period impairment Amortisation of intangibles (12.9) (14.8) 12.8 - - (3.0) reversal EBIT (pre-goodwill impairment) $61.7 $82.3 (25.0) Total $1.7 $16.4 $ (3.0) Non cash goodwill impairment (614.3) — — *EBIT by Region is before the add-back of atypicals other EBIT (post-goodwill impairment) $ (552.6) $82.3 (771.4) than the amortisation of intangibles and goodwill impairment. **Unallocated Group Corporate Costs in HY2011 are net of a $11 million gain on sale of other financial assets.

Change $m HY 2012 HY 2011 (%) Ferrous Trading (incl. NFSR) 54.1 53.7 0.7 Ferrous Brokerage 6.1 10.8 (43.5) *EBIT by Product -corporate is Non Ferrous Trading 28.9 23.1 25.1 (including group head Non Ferrous Brokerage 0.6 1.0 (40.0) intangibles. Recycling Solutions 50.0 51.4 (2.7) *EBIT by Product is Manufacturing/JVs/Other (5.0) 5.8 (186.2) items and does not reflect- EBIT by Product* $134.7 $145.8 (7.6) off-cash of non goodwill Group & Regional Corporate (60.1) (48.7) (23.4) categories. Costs** Amortisation of intangibles (12.9) (14.8) 12.8 **Unallocated Group & EBIT (pre-goodwill impairment) $61.7 $82.3 (25.0) HY2011 are net of a financial assets.

Change * Intake volume growth Total Tonnes (‘000’s) HY 2012 HY 2011 (%) is due in part to Dunn Australasia 907 855 6.1 May 2011. North America 5,500 5,079 8.3 Europe* 852 682 25 Total 7,259 6,616 9.7

Intake Change *Ferrous brokerage Total Tonnes (‘000’s) HY 2012 HY 2011 (%) associated with SA Ferrous Shred (inc. NFSR) 2,645 2,678 (1.2) million and 0.8 Other Processed Ferrous 2,454 2,258 8.7 and HY 2011, Ferrous Brokerage* 1,851 1,385 33.6 Non Ferrous Trading/Brokerage 276 277 (0.4) Other 33 18 83.3 Total 7,259 6,616 9.7 HY HY Change Total Tonnes (‘000’s) 2012 2011 (%) Australasia 855 890 (3.9) North America 5,488 4,940 11.1 Europe 808 700 15.4 Total 7,151 6,530 9.5

Sales Volume Change * Ferrous brokerage Total Tonnes (‘000’s) HY 2012 HY 2011 (%) associated with SA Ferrous Shred (inc. NFSR) 2,668 2,656 0.5 million and 0.8 Other Processed Ferrous 2,376 2,171 9.4 and HY 2011, Ferrous Brokerage* 1,790 1,402 27.7 Non Ferrous Trading/Brokerage 288 282 2.1 Other 29 19 52.6 Total 7,151 6,530 9.5

Sales Volume Change * Ferrous brokerage Total Tonnes (‘000’s) HY 2012 HY 2011 (%) associated with SA Ferrous Shred (inc. NFSR) 2,668 2,656 0.5 million and 0.8 Other Processed Ferrous 2,376 2,171 9.4 and HY 2011, Ferrous Brokerage* 1,790 1,402 27.7 Non Ferrous Trading/Brokerage 288 282 2.1 Other 29 19 52.6 Total 7,151 6,530 9.5

North America Results HY 2012 HY 2011 Change Sales Revenue ($m) $3,044. $1 2,575.18.4 2 EBITDA ($m)* $24. $9 (61.65.28) Underlying EBITDA ($m) $41. $3 (36.65.27) Depreciation ($m) (26.4) (29.5)10.5 EBITA ($m) $ (1. $5) (104.35.7 Underlying EBITA ($m) $14. $9 (58.35.73) Goodwill Impairment ($m) (568.3) — — Amortisationof Intangibles ($m) (11.5) (13.6)15.4 EBIT ($m) $ (581. $3) (2,730.22.1 Underlying EBIT ($m) $ $3.4 (84.22 16) Assets ($m) $2,157. $3 2,617. (17.4 6) Employees 3,804 3,368 12.9 Sales Margin (%) 11.4% 13.8% — *Includes add-back of $57.5 million for impairment of goodwill in a joint venture.

HY 2012 HY 2011 Change Sales Revenue ($m) $639.$2679. (5.4 9) EBITDA ($m) $53. $7 35.50.74 Underlying EBITDA ($m) $55. $4 35.55.72 Depreciation ($m) (11.9) (10.5) (13. EBITA ($m) $41. $8 25.65.29 Underlying EBITA ($m) $43. $5 25.72.26 Goodwill Impairment (3.6) — — Amortisationof Intangibles ($m) (0.4) (0.1) (300. EBIT ($m) $37. $8 2550.16 Underlying EBIT ($m) $43. $1 25.71.17 Assets ($m) $650.$4546.18.9 Employees 960 877 9.5 Sales Margin (%) 20.2% 21.7% -

Europe Results HY 2012 HY 2011 Change Sales Revenue ($m) $900.6 $696.29.1 4 EBITDA ($m) $47.$4 49. (3.3 9) Underlying EBITDA ($m) $44.4$49. (9.3 9) Depreciation ($m) (12.9) (11.4) (13.2) EBITA ($m) $34.$5 37. (9.9 0) Underlying EBITA ($m) $31. $5 37. (16.9 9) Goodwill Impairment ($m) (42.4) — — Amortisationof Intangibles ($m) (1.0) (1.0) — EBIT ($m) $ (8.9) $36. (124.9 Underlying EBIT ($m) $30.$5 36. (17.9 3) Assets ($m) $816.9$628.30.0 Employees 1,846 1,436 28.6 Sales Margin (%) 21.1% 24.2% -

Capital Management Robert Group C. Chief Larry Financial Officer

On-Market -Back Share Buy • On-market-back share commenced buy in October 2011, with 2.0 Share million -Back Buy purchased to date. • Average purchase price per share Purchased purchased is$12.78 to date. Authorised to Purchase • Future share purchases will be a function of market conditions and Total other potential uses of capital. • Capital will continue to be allocated to those opportunities that offer • Management remains committed to sheet.

Capital Distributionsto Allocations $m HY 2012 HY 2011 Change CAPEX, net 65.0 77.3 (12. Acquisitions, net of 64. cash 342. acquired 9 21.4 Share repurchases 25.2 — 25.2 Cash dividends 48.7 35.4 13.3

CAPEXIncluding AcquisitionsforHalf • Invested nearly acquisitions, $133plant million strategic upgrades, in implementationHY2012. andbusiness growth Positioned to capture economic growth

Debt Structure: • Management has sheet to execute and financial opportunities. • SimsMM has the sheet in the Millions approximately $1. in ‘s facilities. $ • Despite the environment, to seek growth disciplined sims metal management right. now